SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
— Press Release dated November 7, 2004;
— Press Release dated November 8, 2004;
— Press Release dated November 10, 2004;
— Press Release dated November 11, 2004;
— Analyst Presentation dated November 11, 2004 — 9M2004 Consolidated Results.

Press Release

ENEL NOTE ON WIND

Rome, November 7, 2004 — With reference to recent newspaper reports, Enel states that there are no negotiations under way with the shareholders of E.Biscom or H3G.

Enel confirms that it considers Wind a significant financial investment, the value of which it intends to enhance in the interest of shareholders.

With this in mind, Enel will evaluate all options which may arise as an alternative to the already announced proposal to quote Wind in the next 24 months.

Press Release

ENEL NOTE ON WIND

Rome, November 8, 2004 — With reference to today’s newspaper report, Enel states that there are no negotiations under way with France Telecom for Wind.

Enel confirms that it considers Wind a significant financial investment, the value of which it intends to enhance in the interest of shareholders, continuing with the industrial growth plan already under way.

With this in mind, Enel will evaluate all options which may arise as an alternative to the already announced proposal to quote Wind in the next 24 months.

Press Release

ENEL: NO MANDATE TO BANKS FOR WIND-E.BISCOM MERGER

Rome, November 10, 2004 — Enel denies that it has given a mandate to any banks to study a hypothetical merger of Wind and E.biscom, as rumored in the press.

Enel confirms that it considers Wind an important financial investment, the value of which it intends to enhance in the interests of shareholders, and that with this aim it will evaluate all options that may arise.

Further, Enel will quickly inform markets of any concrete opportunities regarding Wind and from now on will refrain from commenting further press rumors.

Press Release

Enel Board approves results to September 30, 2004

First nine months 2004:

Revenues 25,984 million euro, + 11.6%
Net profit 2,540 million euro, + 31.5%

Rome, November 11, 2004 — The Board of Directors of Enel SpA, chaired by Piero Gnudi, today approved the results for the third quarter and first nine months of 2004.

Key consolidated figures for the first nine months of 2004 (euro millions)

	First nine months	First nine months
	2004	2003	Change
Revenues	25,984	23,293	+11.6%
Ebitda (gross operating margin)	7,498	7,564	-0.9%
Ebit (operating income)	4,118	3,876	+6.2%
Net profit	2,540	1,932	+31.5%
Net financial debt	21,981 *	24,174 **	-9.1%

* on Sept. 30, 2004, ** on Dec. 31, 2003

Key events

•	Successful conclusion of public placement of a third tranche of Enel shares

•	Dividend to be paid of 0.33 euro/share linked to Terna IPO and distributed on November 25, 2004

•	Acquisition of four gas companies in Campania and Calabria for a total of 70,000 customers

•	Enel admitted into the Dow Jones Sustainability Index for excellence in corporate social responsibility

•	Moody’s raises Enel’s rating outlook from negative to stable

Paolo Scaroni, Enel’s chief executive, said: “The positive performance over the first nine months confirms forecasts that full-year 2004 consolidated net profit will show an increase on 2003.”

*****

Consolidated results for the first nine months of 2004

The launch of the Wholesale Power Pool on April 1, 2004 and the full operation of the Single Buyer (Acquirente Unico), which acts as a third party in commercial transactions between the Group’s generation and distribution companies, resulted in an increase in consolidated revenues and a corresponding increase in operating costs of approximately 3,500 million euro. This explains why the increase in revenues over the first nine months of 2004, compared with the same period a year earlier, is not reflected in Ebitda.

Until March 31, 2004, electricity destined for the free market was directly sold by the Group’s generating companies to its distribution companies and related revenues were neutral at the consolidated level. Starting from April 1, 2004, distribution companies acquire their electricity exclusively from the Single Buyer, while generation companies sell to the Wholesale Power Pool and the Single Buyer.

Revenues for the first nine months of 2004 amounted to 25,984 million euro, an increase of 11.6% compared with the same period in 2003 (23,293 million euro). Net of the above mentioned “Single Buyer effect”, revenues would be 809 million euro lower than the first nine months of 2003 (-3.5%).

Revenues from the core energy business (electricity activities and gas sales to final customers) amounted to 19,619 million euro, an increase of 3,733 million euro compared with the first nine months of 2003 (+23.5%) and are also slightly higher net of the “Single Buyer effect”. Gas sales to final customers accounted for 947 million euro (+15.2%). Revenues from Telecommunications services totaled 3,121 million euro (+6.3%). Terna revenues amounted to 787 million euro (+22.4%).

Other revenues totaled 2,457 million euro, a decrease of 1,370 million euro compared with the first nine months of 2003 (-35.8%). This decrease was due to the recovery in the third quarter of 2003 of the 410 million euro hydro penalty paid in 2002, a decrease in revenues from fuel trading of 564 million euro, and a decrease in revenues from Engineering and Construction activities of 355 million euro due to the progressive completion of foreign works.

Ebitda (gross operating margin), which totaled 7,498 million euro, was substantially in line with that of the corresponding period in 2003 (7,564 million euro, -0.9%) even though the third quarter of 2003 benefited from the reimbursement of the 2002 hydro penalty (410 million euro). Moreover, the application, from Janaury 1, 2004, of equalization mechanisms to distribution margins eliminated seasonality effects. In the third quarter of 2003, the seasonality effects resulted in an increase in margins of approximately 400 million euro. This difference will be reabsorbed in the fourth quarter.

Core business Ebitda totaled 5,509 million euro, a decrease of 6.2% compared with the same period a year earlier. The Generation and Energy Management division posted Ebitda of 2,826 million euro (+1%), with international activities accounting for 177 million euro (+12.7%). The Sales, Infrastructure and Networks division posted Ebitda of 2,683 million euro (-12.9%). In electricity, Ebitda amounted to 2,504 million euro (-14.1%): excluding the effects of the above mentioned equalization mechanisms, it would be in line with the first nine months of 2003. For gas sold to final customers, Ebitda totaled 179 million euro (+8.5%). Ebitda from Telecommunications services climbed to 1,171 million euro, an increase of 50.7% compared with the first nine months of 2003. Excluding non-recurring items related to the turnover contribution, the division’s Ebitda grew 25.7% mostly due to the excellent performance in mobile telephony. Terna Ebitda was 538 million euro (+25.4%).

Ebit (operating income) was 4,118 million euro, an increase of 6.2% from 3,876 million euro in the corresponding period of 2003, boosted by a 308 million euro decrease in amortization and provisions. In particular, amortization for the electricity transmission and distribution networks in Italy was reduced by 471 million euro following the redefinition of their useful economic life in line with international standards. This was partly offset by depreciation in the telecommunications division, which was 83 million euro higher.

Net profit before extraordinary and non-recurring items totaled 1,620 million euro, an increase of 280 million euro (+20.9%) compared with the first nine months of 2003.

Group net profit for the period amounted to 2,540 million euro, compared with 1,932 million euro for the same period in 2003 (+31.5%), mostly due to a greater contribution from extraordinary items which totaled 826 million euro in the first nine months of the year compared with 206 million euro for the same period in 2003. This stemmed mainly from capital gains resulting from the placement of 50% of Terna’s share capital and the sale of NewReal.

The consolidated balance sheet on September 30, 2004 registers total net assets of 20,756 million euro (21,315 million euro at the end of 2003) and net financial debt of 21,981 million euro (24,174 million euro at the end of 2003).

Capital expenditure for the period was 2,414 million euro (-6.8%).

The headcount at the end of September 2004 stood at 62,700, a decrease of 2,070 from December 31, 2003. Changes to the area of consolidation (sale of Aimeri and NewReal, acquisition of Sicilmetano and Ottogas) resulted in a reduction of 832 employees, while the balance of layoffs and new hires brought a reduction of 1,238.

*****

Consolidated third quarter 2004 results

Key consolidated figures for the third quarter 2004 (euro millions)

	Third quarter	Third quarter
	2004	2003	Change
Revenues	9,036	7,872	+14.8%
Ebitda (gross operating margin)	2,149	2,879	–25.4%
Ebit (operating income)	1,071	1,645	–34.9%
Net profit	493	732	–32.7%

Revenues for the third quarter 2004 amounted to 9,036 million euro, an increase of 14.8% mainly due to the already mentioned “Single Buyer effect” (1,900 million euro).

Core business revenues totaled 7,154 million euro (+37.3%) and, net of the “Single Buyer effect”, would be in line with those of the third quarter 2003. Gas sales to final customers totaled 167 million euro (+27.5%), continuing the positive growth trend.

Revenues from Telecomunications services division were 1,063 million euro (+5.7%). Terna revenues were 268 million euro (+38.9%).

Other revenues decreased by 911 million euro. Of this, 410 million euro stemmed from the recovery in the third quarter of 2003 of sums paid for the hydro penalty in 2002, a further 214 million euro from decreased fuel trading activities and 200 million euro from lower Engineering and Construction revenues due to the progressive completion of foreign works.

Ebitda totaled 2,149 million euro (-25.4% compared with the third quarter 2003). The decline was essentially due to the recovery in the third quarter of 2003 of the 2002 hydro penalty (410 million euro). Moreover, the application, from January 1, 2004, of equalization mechanisms to distribution margins eliminated seasonality effects. In the third quarter of 2003, the seasonality effects resulted in an increase in margins of approximately 400 million euro. This difference will be reabsorbed in the fourth quarter.

Ebit amounted to 1,071 million euro (-34.9% compared with the third quarter of 2003).

Net profit, excluding minorities, was 493 million euro (-32.7% compared with the third quarter of 2003).

*****

At 5.30 PM (Italian time) Enel will hold a conference call to illustrate the results of the third quarter and the first nine months of 2004 to financial analysts and institutional investors. Journalists will also be able to listen in to the call. Documents relating to the conference call will be available at www.enel.it, in the Investor relations sections from the beginning of the conference call.

The reclassified consolidated income statement and balance sheet follow, as well as the tables of results or the main areas of activity. The latter do not reflect intra-group eliminations and Enel SpA results.

*****

Generation and Energy Management Division

Results (euro millions):

	First nine	First nine		Third	Third
	months	months		quarter	quarter
	2004	2003	Change	2004	2003	Change
Revenues	8,996	9,395	-4.2%	2,967	3,202	-7.3%
Ebitda	2,826	2,797	1.0%	819	992	-17.4%
Ebit	1,912	1,858	2.9%	513	683	-24.9%
Capex	532	448	18.8%	156	162	-3.7%

Sales, Infrastructure and Networks Division

Results (euro millions):

	First nine	First nine		Third	Third
	months	months		quarter	quarter
	2004	2003	Change	2004	2003	Change
Revenues	14,687	15,148	-3.0%	4,701	4,904	-4.1%
Ebitda	2,683	3,079	-12.9%	725	1,328	-45.4%
Ebit	2,010	2,067	-2.8%	495	996	-50.3%
Capex	1,186	1,237	-4.1%	428	416	2.9%

Transmission Networks Division (Terna)

Results (euro millions):

	First nine	First nine		Third	Third
	months	months		quarter	quarter
	2004	2003	Change	2004	2003	Change
Revenues	787	643	22.4%	268	193	38.9%
Ebitda	538	429	25.4%	191	123	55.3%
Ebit	395	233	69.5%	143	58	146.6%
Capex	208	275	-24.4%	71	102	-30.4%

Telecommunications Division (Wind)

Results (euro million):

	First nine	First nine		Third	Third
	months	months		quarter	quarter
	2004	2003	Change	2004	2003	Change
Revenues	3,533	3,244	8.9%	1,125	1,121	0.4%
Ebitda	1,171	777	50.7%	357	297	20.2%
Ebit	(316)	(574)	44.9%	(107)	(178)	39.9%
Capex	430	551	-22.0%	200	203	-1.5%

Services and other activities Division

Results (euro millions):

	First nine	First nine		Third	Third
	months	months		quarter	quarter
	2004	2003	Change	2004	2003	Change
Revenues	1,340	1,891	-29.1%	336	632	-46.8%
Ebitda	208	345	-39.7%	26	89	-70.8%
Ebit	62	177	-65.0%	2	43	-95.3%
Capex	58	80	-27.5%	12	24	-50.0%

Consolidated Income Statement

3rd Quarter					First nine months
2004	2003	Change		In millions of euro	2004	2003	Change
			(%)					(%)
				Revenues:
6,987	5,080	1,907	37.5	— Electricity sales and Electricity Equalization Fund contributions	18,672	15,064	3,608	24.0
1,063	1,006	57	5.7	— Telecommunication services	3,121	2,937	184	6.3
167	131	36	27.5	— Sale of gas to end-users	947	822	125	15.2
819	1,655	(836)	-50.5	— Other services, sales and revenues	3,244	4,470	(1,226)	-27.4
9,036	7,872	1,164	14.8	Total revenues	25,984	23,293	2,691	11.6

				Operating costs:
813	828	(15)	-1.8	— Personnel	2,459	2,572	(113)	-4.4
1,006	1,263	(257)	-20.3	— Fuel consumed for thermal generation	2,605	3,175	(570)	-18.0
3,302	831	2,471	297.4	— Electricity purchased	7,408	3,323	4,085	122.9
329	350	(21)	-6.0	— Interconnections and roaming	1,002	1,037	(35)	-3.4
977	870	107	12.3	— Services, leases and rentals	2,945	2,688	257	9.6
235	456	(221)	-48.5	— Fuel for trading and gas for resale to end-users	1,286	1,774	(488)	-27.5
316	448	(132)	-29.5	— Materials	963	1,203	(240)	-20.0
166	205	(39)	-19.0	— Other costs	542	642	(100)	-15.6
(257)	(258)	1	0.4	— Capitalized expenses	(724)	(685)	(39)	-5.7
6,887	4,993	1,894	37.9	Total operating costs	18,486	15,729	2,757	17.5
2,149	2,879	(730)	-25.4	GROSS OPERATING MARGIN	7,498	7,564	(66)	-0.9

				Depreciation, amortization and accruals:
1,019	1,158	(139)	-12.0	— Depreciation and amortization	3,079	3,430	(351)	-10.2
59	76	(17)	-22.4	— Accruals and write-downs	301	258	43	16.7
1,078	1,234	(156)	-12.6	Total depreciation, amortization and accruals	3,380	3,688	(308)	-8.4

1,071	1,645	(574)	-34.9	OPERATING INCOME	4,118	3,876	242	6.2

(268)	(298)	30	10.1	— Net financial income (expense)	(834)	(866)	32	3.7
(3)	(2)	(1)	-50.0	— Equity income (expense)	(19)	(6)	(13)	-216.7
800	1,345	(545)	-40.5	INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	3,265	3,004	261	8.7
94	(48)	142	295.8	— Extraordinary items	826	206	620	301.0
894	1,297	(403)	-31.1	INCOME BEFORE TAXES	4,091	3,210	881	27.4
358	567	(209)	-36.9	— Income taxes	1,456	1,361	95	7.0
536	730	(194)	-26.6	INCOME BEFORE MINORITY INTERESTS	2,635	1,849	786	42.5
(43)	2	(45)	—	— Minority interests	(95)	83	(178)	—
493	732	(239)	-32.7	GROUP NET INCOME	2,540	1,932	608	31.5

Consolidated Balance Sheet

In millions of euro	at Sept. 30, 2004	at June 30, 2004	Change	at Dec. 31, 2003
Net fixed assets:
— Tangible and intangible	48,832	50,215	(1,383)	50,731
— Financial	470	480	(10)	531
Total	49,302	50,695	(1,393)	51,262

Net current assets:
— Trade receivables	7,884	8,150	(266)	6,991
— Inventories	4,540	4,404	136	4,211
— Other assets and net receivables from Electricity Equalization Fund	1,389	991	398	986
— Net tax receivables (payables)	844	513	331	(780)
— Trade payables	(6,140)	(6,280)	140	(5,835)
— Other liabilities	(10,271)	(7,754)	(2,517)	(7,627)
Total	(1,754)	24	(1,778)	(2,054)

Gross capital employed	47,548	50,719	(3,171)	49,208

Provisions:
— Employee termination indemnity	(1,210)	(1,194)	(16)	(1,298)
— Retirement benefits	(457)	(457)	—	(462)
— Net deferred taxes	(1,917)	(1,578)	(339)	(476)
— Other provisions	(1,227)	(1,200)	(27)	(1,483)
Total	(4,811)	(4,429)	(382)	(3,719)

Net capital employed	42,737	46,290	(3,553)	45,489

Group Shareholders’ Equity	19,653	21,165	(1,512)	21,124
Minority interests	1,103	1,095	8	191
Total Shareholders’ Equity	20,756	22,260	(1,504)	21,315

Net financial debt	21,981	24,030	(2,049)	24,174

TOTAL	42,737	46,290	(3,553)	45,489

Analyst Presentation dated November 11, 2004
9M2004 Consolidated Results Fulvio Conti - Chief Financial Officer Rome, 11 November 2004

Income statement (Euro Mn)

9M 2004	9M 2003	% change		3Q2004	3Q2003	% change
25,984	23,293	11.6%	Revenues	9,036	7,872	14.8%
18,486	15,729	17.5%	Operating Costs	6,887	4,993	37.9%
7,498	7,564	-0.9%	EBITDA	2,149	2,879	-25.4%
29%	32%		% of Revenues	24%	37%	
4,118	3,876	6.2%	EBIT	1,071	1,645	-34.9%
16%	17%		% of Revenues	12%	21%	

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Income statement (Euro Mn)

From EBIT to EPS (Euro Mn)

9M 2004	9M 2003	% change		3Q2004	3Q2003	% change
4,118	3,876	6.2%	EBIT	1,071	1,645	-34.9%
(834)	(866)	-3.7%	Net Financial Charges	(268)	(298)	-10.1%
826	206		Net Extraordinary Items	94	-48	
4,091	3,210	27.4%	EBT	894	1,297	-31.1%
1,456	1,361	7.0%	Income Taxes	358	567	-36.9%
(95)	83		Minority Interest	(43)	2	
2,540	1,932	31.5%	Group Net Income	493	732	-32.7%
0.42	0.32		EPS (Euro)	0.08	0.12	
1,620	1,340	20.9%	Net Ordinary Income(1)			

(1) Net Income less non recurring items

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(1) Net Income less non recurring items From EBIT to EPS (Euro Mn)

EBITDA by business area (Euro Mn)

-0.9%
7,564
7,498
Services & Holding(1)
Telecom
Terna
Networks & Sales
Generation & Energy Mgmt
482
777
429
3,079
2,797
280
1,171
538
2,683
2,826
-41.9%
+50.7%
+25.4%
-12.9%
+1.0%
9M2003
9M2004

(1) Net of intercompany

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9M2003 9M2004 7,564 7,498 Networks & Sales Telecom Generation & Energy Mgmt Services & Holding(1) (1) Net of intercompany -41.9% -12.9% +50.7% +25.4% +1.0% Terna EBITDA by business area (Euro Mn) -0.9%

Balance Sheet (Euro Mn)

	September 30, 2004	December 31, 2003	% Change
Net Financial Debt	21,981	24,174	-9.1%
of which Wind[(1)]	6,574	6,743	-2.5%
Shareholders' Equity	20,756	21,315	-2.6%
of which minorities	1,103	191	
Leverage	1.06	1.13	
EBITDA/ Interest Coverage	9.0	8.7	
Net Capital Employed	42,737	45,489	-6.0%

(1) Excluding debt to Treasury for UMTS license

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(1) Excluding debt to Treasury for UMTS license Balance Sheet (Euro Mn)

Net Debt Evolution (Euro Mn)

Down 2,193
December 31st, 2003
Cash Flow from operations
Capex
Extraordinary Activities
Dividends, Interests and Taxes
September 30th, 2004
ENEL
-17,431
Wind
-6,743
-24,174
Net Operating Cash Flow
3,632
+6,046
-2,414
+2,414
-3,853
-15,407
ENEL
-6,574
Wind
-21,981

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Down 2,193 -24,174 +6,046 -2,414 +2,414 -21,981 -6,574 -6,743 ENEL Wind ENEL Wind -3,853 -17,431 -15,407 3,632 Net Operating Cash Flow Net Debt Evolution (Euro Mn) Capex Extraordinary Activities September 30th, 2004 December 31st, 2003 Dividends, Interests and Taxes Cash Flow from operations

Annexes

EBIT by business area (Euro Mn)

3,876
4,118
Services & Holding(1)
Terna
Networks & Sales
Generation &
Energy Mgmt
Telecom
292
233
2,067
1,858
-574
117
395
2,010
1,912
-316
9M2003
9M2004

(1) Net of intercompany

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9M2003 9M2004 3,876 4,118 Networks & Sales Telecom Generation & Energy Mgmt Services & Holding(1) (1) Net of intercompany Terna EBIT by business area (Euro Mn)

Generation & Energy Management (Euro Mn)

	9M2004	9M2003		% change
Revenues	8,996	9,395		-4.2%
EBITDA	2,826	2,797		1.0%
EBIT	1,912	1,858		2.9%
Capex	532	448		18.8%
Net Capital Employed	14,694	14,458	(1)	1.6%
Headcount	10,938	11,196	(1)	-2.3%
Net Power Generation (domestic) (GWh)	94,776	105,059		-9.8%

(1) As of December 31, 2003

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Generation & Energy Management (Euro Mn) (1) As of December 31, 2003

Network & Sales (Euro Mn)

	9M 2004	9M 2003	% change
Revenues[1]	14,687	15,148	-3.0%
Power	13,713	14,237	-3.7%
Gas	979	911	7.5%
EBITDA	2,683	3,079	-12.9%
Power	2,504	2,914	-14.1%
Gas	179	165	8.5%
EBIT	2,010	2,067	-2.8%
Capex	1,186	1,237	-4.1%
Net Capital Employed	13,323	11,981 (2)	11.2%
Headcount	35,697	36,826 (2)	-3.1%
Power Dispatched (GWh)	187,597	182,636	2.7%
Power Sold to End Users (GWh)[3]	118,356	114,923	3.0%

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9M2004 total revenues are net of Euro 5mn intercompany elisions As of December 31, 2003 (3) Including sales of producers Network & Sales (Euro Mn)

Operational data

Power	9M2004	9M2003	% change
Net Power Generation (GWh)	94,776	105,059	-9.8%
Purchase of Power (GWh)	106,458	54,906	93.9%
Sales to End Users (GWh)	118,356	114,923	3.0%
of which: Regulated Market	102,880	106,770	-3.6%
Free Market	15,476	8,153	89.8%
Total Power Dispatched (GWh)	187,597	182,636	2.7%
Gas			
Volumes Sold to End Users (mcm)	3,623	2,927	23.8%
Customers ('000)	1,868	1,779	5.0%

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Power Gas Operational data

Terna (Euro Mn)

	9M 2004	9M 2003		% change
Revenues	787	643		22.4%
EBITDA	538	429		25.4%
EBIT	395	233		69.5%
Capex	208	275		-24.4%
Net Capital Employed	3,567	3,580	(1)	-0.4%
Headcount	2,958	2,837	(1)	4.3%

(1) As of December 31, 2003

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ENERGY IN TUNE WITH YOU.

Terna (Euro Mn) (1) As of December 31, 2003

Wind
Key Performance Indicators

Customers (mn)	9M2004	9M2003
Fixed Active	2.5	3.2
of which LLU	0.4	0.2
Mobile (1)	11.3	9.1
Internet Subscribers	16.9	14.5

Profit & Loss (€mn)	9M 2004	9M 2003
Revenues	3,533	3,244
EBITDA	1,171	777
EBIT (2)	101	(212)

ARPU (€/average month)	9M 2004	9M 2003
Fixed Active Customer base	36,3	31.3
Mobile	21,4	22.1
of which Mobile Data	2,8	2,6

Balance Sheet (€mn)	September 30, 2004	December 31, 2003
Net Debt (3)	6,574	6,743
Net Capital Employed (4)	6,530	6,804

(1) Excluding Machine-to-Machine SIMs (approx. 0.4 mn)
(2) Excluding goodwill amortization
(3) Excluding debt to Treasury for UMTS license
(4) Excluding goodwill

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ENERGY IN TUNE WITH YOU.

Wind Key Performance Indicators Excluding Machine-to-Machine SIMs (approx. 0.4 mn) Excluding goodwill amortization Excluding debt to Treasury for UMTS license Excluding goodwill

Services & Holding (Euro Mn)

	9M2004	9M2003		% change
SERVICES				
Revenues	1,340	1,891		-29.1%
EBITDA	208	345		-39.7%
EBIT	62	177		-65.0%
Capex	58	80		-27.5%
Net Capital Employed	914	2,220	(1)	-58.8%
Headcount	4,146	4,620	(1)	-10.3%
HOLDING				
Revenues	761	808		-5.8%
EBITDA	142	179		-20.7%
EBIT	125	157		-20.4%
Headcount	602	522	(1)	15.3%

(1) As of December 31, 2003

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Enel
ENERGY IN TUNE WITH YOU.

Services & Holding (Euro Mn) (1) As of December 31, 2003

Debt structure

(Euro Mn)	September 30, 2004	December 31, 2003	% Change
Long-term	16,974	16,472	3.0%
Short-term (1)	5,877	8,648	-32.0%
Cash (2)	-870	-946	-8.0%
Net Debt	21,981	24,174	-9.1%

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ENERGY IN TUNE WITH YOU.

Average debt maturity: 6 years Average cost of debt: 4.5% (Fixed+Hedged)/Total Long Term Debt = 76% (Fixed+Hedged)/Total Net Debt = 64% S&P's: A+/A-1 stable Moody's: A1/P-1 stable (Euro Mn) Debt structure (1) Including current maturities of long term debt (2) Including factoring receivables

Capex (Euro Mn)

-177
2,591
2,414
-6.8%
Telecom
551
430
-22.0%
Services & Holding
80
58
-27.5%
Terna
275
208
-24.4%
Networks & Sales
1,237
1,186
-4.1%
Generation & Energy Mgmt
448
532
+18.8%
9M2003
9M2004

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ENERGY IN TUNE WITH YOU.

1Q03 1Q04 GEM 448 532 MIR 1237 1186 Terna 275 208 S&H 80 58 Wind 551 430 9M2003 9M2004 2,591 2,414 Networks & Sales Telecom Services & Holding Generation & Energy Mgmt Terna -177 Capex (Euro Mn) -27.5% -4.1% -24.4% +18.8% -22.0% -6.8%

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST CONFERENCE CALL ON ENEL'S 9 MONTHS 2004 CONSOLIDATED RESULTS. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE CONFERENCE CALL. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE CONFERENCE CALL MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: November 11, 2004